Exhibit 5

FOR IMMEDIATE RELEASE

CONTACT:  Bill Calder                   Kipp Bedard
          Intel Corporation             Micron Technology, Inc.
          (408) 765-8478                (208) 368-4400
          www.intel.com                 www.micron.com
                                        Fax-on-demand:  800-239-0337


            INTEL MAKES $500 MILLION EQUITY INVESTMENT
                    IN MICRON TECHNOLOGY, INC.

Funding to support memory development and supply, accelerate RDRAM development

SANTA CLARA, CA - Oct. 16, 1998 - Intel Corporation and Micron Technology, Inc., announced today that Intel will make a $500 million equity investment in Micron. Intel will acquire stock rights exchangeable for common stock representing approximately 6 percent of Micron's outstanding common stock.
     The investment in Micron is part of Intel's strategy to support the development and supply of next generation memory products and to help drive PC industry growth by accelerating the adoption of Direct RDRAM, a high-speed memory interface technology developed by Rambus, Inc. By providing additional financial resources, the investment by Intel should enhance Micron's competitive position in the DRAM industry.
     "We are pleased with Intel's support for our efforts to provide advanced memory solutions to our customers." said Steve Appleton, president, chairman, and chief executive officer of Micron Technology, Inc. "Micron is committed to accelerated support, development, and production of Direct RDRAM, and we expect to have these products available for shipment as early as the third quarter of 1999."
     "Micron is one of the industry leaders with a new generation of products and leading-edge manufacturing technology," said Craig Barrett, Intel president and chief executive officer. "Our goal in making this equity investment is ensuring an adequate supply of memory components, particularly Direct RDRAM. This is a significant strategic investment that supports our microprocessor roadmap into 2000 and beyond."
     Micron Technology, Inc., and its subsidiaries manufacture and market DRAMs, very fast SRAMs, Flash, other semiconductor components, memory modules, graphics accelerators, personal computer systems, and radio frequency identification (RFID) products. Micron's common stock is traded on the New York Stock Exchange (NYSE) under the symbol MU. To learn more about Micron Technology, Inc., visit its web site at www.micron.com.
     Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information and about Intel is available at www.intel.com

                    Intel Investment in Micron
                        Q&A and Positioning
                      Prepared by Bill Calder
                         October 16, 1998


Background:

In a joint announcement today, Intel Corporation said that it will make a $500 million equity investment in Micron Technology, Inc. Intel's investment will support the development and supply of next generation memory products and help drive PC industry growth by accelerating the adoption of Direct RDRAM, a next-generation high-speed memory interface technology.

Intel will acquire a non-voting stock right exchangeable for common stock representing approximately 6 percent of Micron's outstanding common stock. A non-voting stock right is a right that is granted by the company, in this case Micron, which can then be exchanged for common stock.

Intel historically has worked closely with manufacturers of dynamic random access memory (DRAM). Currently, DRAM manufacturers are experiencing a down cycle in what is typically a cyclical business. This current cycle is driven primarily by active capacity expansion coupled with lower demand for PC's and the Asian financial crisis. These factors have combined to create an oversupply situation, resulting in capital expenditure cutbacks by many of these manufacturers.

Intel has an interest in seeing that appropriate investments continue in the memory business. We will invest $500 million in Micron to support the development and supply of next generation memory products, specifically Direct RDRAM, in support of Intel's microprocessor roadmap.

The current state of the art memory technology is synchronous DRAM, or SDRAM. The most likely performance architecture coming to market in the next few years, and one that Intel supports, is Direct RDRAM. Direct RDRAM is based on a high speed interface technology developed by Rambus, Inc. and is available under license to DRAM manufacturers. As processor performance increases and more and more multimedia and 3D functions are incorporated, high-bandwidth memories are essential to sustaining system performance.

As part of this investment, Micron will ramp Direct RDRAM as early as the third quarter of 1999 and will provide industry leadership in aggressively ramping supply of Direct RDRAM.

Key Messages:

*The investment in Micron is part of Intel's strategy to support the development and supply of next generation memory products and to help drive PC industry growth by accelerating the adoption of Direct RDRAM.

*Intel has historically worked closely with DRAM producers to insure platform performance is not limited by DRAM capability or output.

* We believe Micron meets our strategic requirements and is qualified to provide industry leadership in aggressively ramping supply of RDRAM.

*We have no obligation to buy DRAM's or Direct RDRAM's from Micron exclusively, nor is this an exclusive investment in Micron.

Questions and Answers

Q1:  Why did Intel make this investment in Micron?
A1: The investment in Micron is part of Intel's strategy to support the development and supply of next generation memory products and to help drive PC industry growth by accelerating the adoption of Direct RDRAM. We believe Micron meets our strategic requirements to provide industry leadership in aggressively ramping supply of Direct RDRAM.

Q2: What about rumored investments in other DRAM suppliers?
A2: Intel is frequently having discussions with many companies. We have a multifaceted relationships with many other suppliers, and we work with them on a variety of levels. But we do not speculate about possible future actions or reveal private business discussions that may or may not take place.

Q3: What are the terms of the Micron Deal?
A3: Intel is investing $500 million in a stock right, exchangeable to Micron common stock.

Q4: Beyond the investment, what other agreements are there ?
A4: Micron is committed to accelerated support, development, and production of Direct RDRAM, and we expect these products to be available for shipment as early as the third quarter of 1999. Intel also has a call right on a percentage of capacity.

Q5: Will Intel have a seat on Micron's Board ?
A5: Intel has a right to propose a Board member, subject to Micron's approval, but has no intention to do so at this time.

Q6: What is the extent of your relationship with DRAM suppliers/Micron or otherwise ?
A6: We have a long history of working with DRAM manufacturers. We typically share information on long range demand, our product roadmap, and market direction.

Q7: How will the Micron deal affect your industry enabling efforts with the other DRAM manufacturers?
A7: This agreement with Micron does not affect Intel's enabling efforts. Our desire is to have adequate supply of high-performance memory for Intel platforms. We will continue enabling activities with the current DRAM manufacturers.

Q8: Would you do similar investments with other DRAM suppliers, including suppliers in Asia ?
A8: We're always talking with many different companies but we can't speculate on investment possibilities.

Q9: Why did you do this with Micron instead of a Korean DRAM supplier ?
A9: We did this deal with Micron because we believe Micron meets our strategic requirements and will be an industry leader in Direct RDRAM. Intel routinely has discussions with many companies, in Korea and elsewhere around the world. We will not comment on any specific company, but will continue to make investment decisions consistent with out strategic goals.

Q10: Does this mean you won't be doing business with any other DRAM manufacturers ?
A10: No. We continue to work daily with key suppliers and business partners in all aspects of our business. As a general rule, we don't provide details on our arrangements with our customers or our business partners.

DRAM/RDRAM

Q11: How bad is the DRAM situation in Intel's opinion, are you worried about immediate supply shortages ?
A11: The DRAM business is cyclical and the industry is in a downcycle. We do not foresee immediate shortages.

Q12: What is RDRAM ?
A12: RDRAM stands for Rambus DRAM and refers to Rambus Inc.'s high speed interface technology. RDRAM is essentially a higher performance DRAM and is available in three different types; Base
RDRAM, Concurrent RDRAM, and Direct RDRAM. Intel platforms use
Direct RDRAM. Rambus licenses this technology to DRAM manufacturers.

Q13: Is this Intel investment related to RDRAMs?
A13: Yes. The investment in Micron is part of Intel's strategy to support the development and supply of next generation memory products and to help drive PC industry growth by accelerating the adoption of Direct RDRAM.

Q14: Micron has to date not been a proponent of Direct RDRAM, what changed ?
A14: Micron has committed to Direct RDRAM and will use the Intel investment to help accelerate the development and ramp of the technology. We expect they will begin volume production in the third quarter of 1999. You should ask Micron for further details.

Q15: Company x has asked Intel to help with the Direct RDRAM investments for Assembly and Test, but they say there has been no progress. What's that about ?
A15: We are always talking to many different companies but we don't discuss details of those discussions.

Q16: Are you worried about the supply of Direct RDRAMs?
A16: The ramp of any new memory technology involves supply risk. We believe that Micron will provide industry leadership in aggressively ramping supply of Direct RDRAM.

Q17: Will Intel buy Direct RDRAM's or other DRAMs from Micon exclusively?
A17: Intel has no obligation to buy Direct RDRAM's or other DRAM's from Micron exclusively.

Other Terms/Agreement

Q18: How long does the agreement last ?
A18:  Five years.

Q19: Will Intel receive any discounted product pricing as part of this deal ?
A19: Intel will receive the same pricing consideration as other top tier Micron customers.

Q20: Did Intel get a discount to the market value on the stock purchase ?
A20: No, the price was based on Micron's closing price on October
15, 1998.

Q21: Does this require Hart-Scott-Rodino (HSR) approval ?
A21: No. Intel is acquiring a non-voting stock right which does not require HSR approval.

Q22: What is a non-voting stock right?
A22: A non-voting stock right is a right that is granted by the company, in this case Micron, which can then be exchanged for common stock pending approval of the deal by Micron's Board of Directors.

Q23: Why are we using non-voting stock right ?
A23: The use of non-voting stock rights provided Intel and Micron the greatest flexibility in structuring the investment.

Miscellaneous

Q24: Does this mean that Micron will not work on SYNCLINK technology
A24: This deal does not preclude Micron from working on other memory technologies. As to Micron's plan with respect to SLDRAM you will have to ask Micron.

Q25: Will this impact the Merced roadmap further?

A25: Merced is not dependent on any specific memory technology.

Q26: This looks like Intel may be using its resources to stifle competition and innovation, particularly in those companies who have not committed to RDRAM. Can you comment on that ?
A26: There are continually technology choices in the industry and Intel and a number of major DRAM vendors believe RDRAM is the best choice for delivering next generation performance. So obviously RDRAM is the type of memory whose development and supply we would support. While supply of high performance Direct RDRAM is important to our roadmap, we are not seeking to hinder competition or innovation with other memory suppliers. We have no obligation to buy DRAM's or Direct RDRAM 's from Micron exclusively.